

June 29, 2011

Via E-mail
Janet Nova
Senior Vice President and Interim Group General Counsel
News America Incorporated
1211 Avenue of the Americas
New York, NY 10036

> **Re: News America Incorporated**
> **News Corporation**
> **Registration Statement on Form S-4**
> **Filed May 5, 2011**
> **and Documents Incorporated by Reference**
> **File Nos. 333-173935; 333-173935-01**

Dear Ms. Nova:

We have reviewed your responses to the comments in our letter dated May 27, 2011 and have the following additional comments.

Registration Statement on Form S-4

General

1. We note your response to our prior comment one. Please revise to represent that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the exchange securities.

Form 8-K filed November 3, 2010

Note 3—Acquisitions, Disposals and Other Transactions, page F-13
Fiscal 2010 Transactions

2. We note your response to our prior comment five. Please expand your disclosure in future filings to describe how the combined loss of $23 million that was recognized in connection with the disposition of the Dow Jones Indexes business and related joint venture transactions was calculated. Your revised disclosure should be presented in a level of detail consistent with the information provided in your response.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen at (202) 551-3642 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief